Exhibit 12(b).
Norwest Corporation and Subsidiaries
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (Unaudited)


                            Quarter Ended
                               March 31,                         Year Ended December 31
In thousands                1996       1995       1995        1994       1993       1992       1991

Computation of Income:
 Income before
  income taxes        $  412,552    323,984   1,422,814  1,180,601    879,755    645,568    491,673
 Capitalized interest        (14)        (7)       (112)       (69)       (65)       (24)         -
 Income before income
  taxes and capitalized
  interest               412,538    323,977   1,422,702  1,180,532    879,690    645,544    491,673
 Fixed charges           648,396    557,503   2,503,603  1,640,049  1,485,936  1,651,664  2,187,536
 Total income for
  computation         $1,060,934    881,480   3,926,305  2,820,581  2,365,626  2,297,208  2,679,209
 Total income for
  computation excluding
  interest on deposits
  from fixed charges  $  750,949    614,380   2,770,005  1,957,224  1,513,317  1,281,619  1,196,648

Computation of Fixed
 Charges:
 Net rental
  expense (a)         $   45,614     39,589     166,591    149,462    128,573    123,342    111,609
 Portion of rentals
  deemed
  representative
  of interest         $   15,205     13,196      55,530     49,821     42,858     41,114     37,203
 Interest:
  Interest on
   deposits              309,985    267,100   1,156,300    863,357    852,309  1,015,589  1,482,561
  Interest on
   federal funds
   and other
   short-term
   borrowings            110,776    112,763     515,646    290,211    238,046    277,835    352,384
  Interest on
   long-term debt        212,416    164,437     776,015    436,591    352,658    317,102    315,388
  Capitalized
   interest                   14          7         112         69         65         24          -
  Total interest         633,191    544,307   2,448,073  1,590,228  1,443,078  1,610,550  2,150,333
 Total fixed
  charges             $  648,396    557,503   2,503,603  1,640,049  1,485,936  1,651,664  2,187,536
 Total fixed
  charges excluding
  interest on
  deposits            $  338,411    290,403   1,347,303    776,692    633,627    636,075    704,975
 Preferred stock
  dividends                4,441     10,511      41,220     27,827     31,170     32,219     20,065
 Pre-tax earnings
  needed to meet
  preferred stock
  dividend
  requirements             6,751     15,706      61,349     41,044     44,728     44,367     23,997
 Total combined fixed
  charges and preferred
  stock dividends     $  655,147    573,209   2,564,952  1,681,093  1,530,664  1,696,031  2,211,533
 Total combined
  fixed charges
  and preferred stock
  dividends excluding
  interest on
  deposits            $  345,162    306,109   1,408,652    817,736    678,355    680,442    728,972

(a) Includes equipment rentals.

                                                               Exhibit 12(b).
                                                                 (continued)


Norwest Corporation and Subsidiaries
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (Unaudited)


                                   Quarter Ended
                                      March 31,                    Year Ended December 31
In thousands                        1996      1995      1995      1994      1993      1992      1991

Ratio of Income to Combined
 Fixed Charges and Preferred
 Stock Dividends:
  Excluding interest on
   deposits                          2.18x    2.01      1.97      2.39      2.23      1.88      1.64
  Including interest on
   deposits                          1.62x    1.54      1.53      1.68      1.55      1.35      1.21
